Exhibit (d)(7)

Reference is hereby made to that certain Tender and Support Agreement, dated August 8, 2022, by and among MTY Franchising USA, Inc., a Tennessee corporation (“Parent”), Grill Merger Sub, Inc., a Minnesota corporation and wholly owned subsidiary of Parent (“Merger Sub”), Jeffery Crivello (“Jeff”), and certain other shareholders of BBQ Holdings, Inc. (the “Company”) party thereto (the “Agreement”).

Notwithstanding the provisions of the Agreement, including Section 4.1 thereof, Parent and Merger Sub hereby consent, in connection with the issuance of 61,667 shares of Common Stock of the Company to Jeff with respect to equity awards that vested on September 2, 2022, to the surrender of 24,790 shares of Common Stock pursuant to Section 10.8 of the Company’s Amended and Restated 2015 Equity Incentive Plan to satisfy the applicable tax withholding obligations with respect to the vesting of such awards for an aggregate net issuance of 36,877 shares of Common Stock (the “Net Issuance”).

The foregoing consent and waiver shall be limited to the Net Issuance and shall not be deemed to constitute a waiver of any other term, provision, or condition of the Agreement, or prejudice any rights or remedy that Parent or Merger Sub may now have or may have in the future under or in connection with the Agreement.

Nothing contained herein shall be deemed or construed to amend, supplement, or modify the Agreement (including, without limitation, the provisions of Section 4.1 thereof) or otherwise affect the rights and obligations of any party thereto, all of which remain in full force and effect.

MTY FRANCHISING USA, INC.

By:	/s/ Eric Lefebvre

Name:	Eric Lefebvre

Title:	Chief Executive Officer

GRILL MERGER SUB, INC.

By:	/s/ Eric Lefebvre

Name:	Eric Lefebvre

Title:	Chief Executive Officer